FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Change in Affiliated Companies

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	January 26, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Change in Affiliated Companies

	1. Details of Change	Admission of Subsidiary
2. Affiliated Company	Name of Company	WEBZEN America Inc.
	Name of Representative	Kim, Nam Ju
	Condensed Balance Sheet	Total Assets (KRW)	2,064,000,000	Total Shareholders’ Equity (KRW)	2,064,000,000
		Total Liabilities (KRW)	—	Capital Stock (KRW)	2,064,000,000
	Major Business	Online game development, sales, and service
	Others	—
	3. Name of Affiliated Group	Webzen Inc.
	4. Reasons for Addition Disaffiliation	Establishment of Overseas Subsidiary
	5. Shareholding Ratio of the Largest Shareholder (Special Affiliates of the Largest Shareholder Principal Shareholders or Affiliated Companies) after addition/disaffiliation (%)	100
	6. Number of Affiliated Companies after Change	6
	7. Date of Change	January 25, 2005
8. Others

1.  Items stated above are to confirm the Establishment
of Webzen America Inc. Subsidiary, which plan was
disclosed on January 20, 2005.

2.  Capital is US$2,000,000, and the exchange rate is
based on The Korea Foreign Exchange Bank’s announced exchange rate of USD1=KRW 1,032.00 on January 25, 2005.

3.  “Date of Change” means the date of the incorporation
date of the Subsidiary

	9. Date of Relevant Disclosure	January 20, 2005